

10028675

SECURITIE ... ON

Wasmiugion, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/09_____ AND ENDING _____12/31/09_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                                                                              FIRM I.D. NO.

420 Lexington Avenue – Suite 601
                                        (No. and Street)

New York   NY   10017
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci   (212) 732-4601
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
                              (Name – if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I___Christopher Anci_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Matrix Capital Group, Inc._____ , as
of ___December 31_____, 2009, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Matrix Capital Group, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	136,813
Due from brokers		329,807
Securities owned, at market value		16,392
Distribution fees receivable		135,249
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $33,139		11,230
Prepaid expenses		27,498
Other assets		40,959
Total assets	$	**697,948**

Liabilities and Stockholders' Equity

Liabilities

Accrued expenses	$	170,078
Taxes payable		96,290
Deferred taxes, net		2,300
Total liabilities		268,668

Stockholders' equity

Class A common stock, $0.10 par value; 300,000 shares authorized, 187,238 issued	18,724
Class B common stock, $0.10 par value; 100,000 shares authorized	-
Additional paid-in capital	1,001,738
Accumulated deficit	(190,741)
	829,721
Less: Treasury stock at cost, 80,875 shares	(10,469)
Due from stockholder	(389,972)
Total stockholders' equity	429,280

Total liabilities and stockholders' equity	$	**697,948**

The accompanying notes are an integral part of this financial statement.

1. **Organization**

    Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Matrix 360 Holding, LLC, a holding company, owns approximately 68% of Matrix Capital Group, Inc. as of January 19, 2010.

    The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

    Effective February 15, 2005, the Company created a division engaged in providing administrative and distribution services for several funds.

    Effective July 2, 2008, the Company started sponsoring Unit Investment Trusts ("UIT"). The trust strategies were developed by America First Capital Management, LLC, an affiliate of the Company. Each trust has a term of approximately 15 months as part of a long-term investment strategy to be followed on an annual basis. The intention is to offer subsequent series of the trust for rollover investments. The Company maintains a secondary market for units. Units are registered for sale in various states. The Bank of New York Mellon is the trustee.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

    Furniture, Fixtures and Equipment
    Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the related assets ranging from 5-7 years.

    Revenue Recognition
    Securities transactions, commission revenue and the related clearing expenses are recorded on a trade date basis. Interest income is recorded when earned.

Deferred Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates applied to taxable income in the years in which those differences are expected to be recovered or settled. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

3. **Rent**

During January 2008, the client entered into a new subleasing agreement for office space in New York City which expires on May 31, 2011. Future annual rent is due as follows:

Years Ending December 31,	Amount
2010	$ 111,044
2011	38,062
	$ 149,106

In addition, the Company leases office space in Pennsylvania on a month-to-month basis.

4. **Due From Brokers**

Due from brokers consist of the following:

Deposits at clearing broker	$ 200,000
Due from clearing brokers, net	129,807
	$ 329,807

5. **Related Party Transaction**

A note receivable was executed by an officer/shareholder in the amount of $406,000. The note is payable in full on December 31, 2019 with an interest rate of 4% per annum. At December 31, 2009, the loan balance was $389,972. Interest receivable balance at December 31, 2009 on the note was $19,579.

Matrix Capital Group, Inc.
Notes to Financial Statement
December 31, 2009
_____

6.   **Fair Value of Financial Statements**

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels are explained below:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include investments in an investment partnership which is in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

Description	Classification	Total	Level 1	Level 2	Level 3
Money Market Funds	Assets	$ 6,162	$ 6,162	$ -	$ -
Equity Securities	Assets	10,230	10,230	-	-
Totals		$ 16,392	$ 16,392	$ -	$ -

The Company held no level 2 or level 3 securities at December 31, 2009.

7. **Income Taxes**

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting for financial reporting purposes. These temporary differences arise primarily from receivables, prepaid expenses, depreciation, accrued expenses and net operating loss carryforwards. The net deferred tax asset at December 31 is as follows:

Deferred tax asset	$ 73,500
Deferred tax liability	(75,800)
Net deferred tax liability	$ (2,300)

The Company did not record a valuation allowance at December 31, 2009.

8. **Net Capital Requirements**

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission ("SEC") which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital as defined of $214,986 which is $114,986 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $266,368. The Company's net capital ratio was 1.24 to 1.

9. **Off-Balance-Sheet Risk**

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company maintains cash and money market account balances during the year with financial institutions in excess of Federal insurable limits and is exposed to credit risk resulting from this concentration of cash.

10. **Subsequent Events**

The Company has evaluated subsequent events through March 30, 2010, the date the financial statements were available for issuance. During February 2010, fund administration services were transferred to Matrix 360, LLC, an affiliated company.

* *

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weu LLP

New York, N.Y.
March 30, 2010

MATRIX CAPITAL GROUP, INC.
420 LEXINGTON AVENUE – SUITE 601
NEW YORK, NY 10017

***110

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

****